UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2018

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

ASH Press Releases

On December 2, 2018, Autolus Therapeutics plc (the “Company”) issued a press release providing updated results from two of its ongoing Phase 1/2 clinical trials of AUTO3 in B-cell malignancies which were presented at the 60th American Society of Hematology (“ASH”) Annual Meeting in San Diego, California. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Additionally, on December 1, 2018, the Company issued a press release announcing the dosing of the first patient in its Phase 1/2 clinical trial of AUTO4 in TRBC1-positive peripheral T cell lymphoma and the presentation of additional data from its preclinical study of AUTO5 targeting TRBC2-positive lymphoma at the 60th ASH Annual Meeting. The press release is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Information in the attached Exhibits 99.1 and 99.2 is being furnished and these exhibits shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated December 2, 2018, “Autolus Therapeutics Presents Initial AUTO3 Clinical Data from Phase 1/2 Clinical Trials in B cell Malignancies at the 60th ASH Annual Meeting.”

99.2	Press Release dated December 1, 2018, “Autolus Therapeutics Announces Update on its Novel CAR T Cell Program for Peripheral T Cell Lymphoma (PTCL).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: December 3, 2018	By:	/s/ Christian Itin
	Name	Christian Itin, Ph.D.
	Title:	Chief Executive Officer